UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.

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                          SCHEDULE 13G

            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                     (AMENDMENT NO.      )*
                                   ------


                   GEOTEK COMMUNICATIONS, INC.
- -----------------------------------------------------------------
                        (Name of Issuer)


                          COMMON STOCK
- -----------------------------------------------------------------
                   (Title Class of Securities)


                            373 654 1
- -----------------------------------------------------------------
                         (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 373 654 1         13G          PAGE 2 OF   7   PAGES

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          GOLDMAN, SACHS & CO.

 2   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP*                                   (a) [ ]
                                                   (b) [X]

 3   SEC USE ONLY

 4   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

 NUMBER OF    5   SOLE VOTING POWER

   SHARES             527,042

BENEFICIALLY  6   SHARED VOTING POWER

  OWNED BY            21,553

    EACH      7   SOLE DISPOSITIVE POWER

 REPORTING            527,042

   PERSON     8   SHARED DISPOSITIVE POWER

    WITH              21,553

 9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          548,595

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                  [X]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          0.8%

12   TYPE OF REPORTING PERSON*

          BD-IA-PN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.
 (a)   NAME OF ISSUER:  Geotek Communications, Inc. (the
       "Issuer")

 (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:  20
       Craig Road, Montvale, New Jersey  07654

ITEM 2.
 (a)   NAME OF PERSON FILING: Goldman, Sachs & Co.

 (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE:  85 Broad Street,
       New York, New York  10004

 (c)   CITIZENSHIP:   New York

 (d)   TITLE OF CLASS OF SECURITIES:  Common Stock

 (e)   CUSIP NUMBER:  373  654  1

ITEM 3.  THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B):
 The person filing this Statement is a:
 (a)   Broker or Dealer registered under Section 15 of the Act;
 (e)   Investment Adviser registered under Section 203 of the
       Investment Advisers Act of 1940;

ITEM 4. OWNERSHIP.
     On June 20, 1996, Goldman, Sachs & Co. (the "Reporting Person") and Renaissance Fund LDC, Todd Investments Limited, Stockton Partners L.P., Charles Bronfman Family Trust, The Kolber Trust, S. Daniel Abraham, Arnhold and S. Bleichroeder, Inc., BEA Associates, Continental Casualty Company and PEC Israel Economic Corporation (collectively, the "Other Investors"), acquired from the Issuer in a private placement certain securities that are convertible into, or exercisable for, the Issuer's common stock, par value $.01 per share ("Common Stock"). Accordingly, the Reporting Person and the Other Investors may be deemed to have acted together for the purpose of acquiring such securities and, therefore, to constitute a "group" for purposes of Rule 13d-5(b) under the Act. Pursuant to Rule 13d-1(f)(2) under the Act, the Other Investors have elected to file a Schedule 13D or Schedule 13G on an individual basis. Neither this filing nor anything contained herein shall be deemed to be an admission by the Reporting Person that a group exists or that the Reporting Person is the beneficial owner of Common Stock beneficially owned by any of the Other Investors.

     The Reporting Person has no understanding or agreement with any of the Other Investors or with any other person to act together for the purpose of holding, voting, or disposing of the Common Stock or any equity securities of the Issuer.
Accordingly, this statement is being simultaneously amended to reflect that, as of the date hereof, the Reporting Person is not a member of a "group" for purposes of Rule 13d-5(b) under the Act with respect to the Common Stock.

     In the private placement described above, the Reporting
Person acquired securities that are convertible into, or exercisable for, 527,042 shares of Common Stock. The Reporting
Person may be deemed to beneficially own [21,553] shares of Common Stock held in customer's accounts with respect to which the Reporting Person has investment discretion; the Reporting Person disclaims beneficial ownership of these shares.

     The percentage of the Common Stock beneficially owned by the Reporting Person has been calculated based on the Issuer's representation that, as of June 14, 1996, there were 57,933,433 shares of Common Stock outstanding and assuming that all convertible and exchangeable securities of the Issuer beneficially owned by the Reporting Person and by the Other Investors have been converted or exercised into Common Stock.

     Of the shares described in response to (a)-(c) below, the Reporting Person has the right to acquire 527,042 shares.

     (a)  AMOUNT BENEFICIALLY OWNED:  548,595 shares.

     (b) PERCENT OF CLASS: 0.8%. (assuming that all securities of the Issuer that are convertible into or exercisable for the Issuer's Common Stock which are beneficially owned by the Reporting Person, and that all securities of the Issuer that are convertible into or exercisable for the Issuer's Common Stock which, to the knowledge of the Reporting Person, were acquired by the Other Investors from the Issuer on June 20, 1996, have been converted or exercised into Common Stock).

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

          (i)   sole power to vote or direct the vote:  527,042

          (ii)  shared power to vote or to direct the vote:
                21,553

          (iii) sole power to dispose or to direct the
                disposition of:  527,042

          (iv)  shared power to dispose or to direct the
                disposition of:  21,553

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
PERSON.
     21,553 of the shares reported in this Schedule 13G are held in customer accounts with respect to which the Reporting Person has investment discretion. Such customers have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
HOLDING COMPANY.
     Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
GROUP.
     As indicated in Item 4, the Reporting Person may be deemed to be a member of a group for purposes of acquiring the Common Stock of the Issuer. Although this Schedule 13G is being filed by the Reporting Person individually, each member of the group is identified on Exhibit A hereto.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
     Not Applicable.

ITEM 10.  CERTIFICATION.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                            SIGNATURE
                           ----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     July 1, 1996             GOLDMAN, SACHS & CO.
    ----------------
                              By:
                                 -----------------------------
                              Name:
                              Title:


                        INDEX TO EXHIBITS
                        -----------------
Exhibit
Reference.    Exhibit                                Page No.
- ---------     -------                                --------

A           Identification and Classification
            of Members of the Group                     7


                            EXHIBIT A


     As indicated in Item 3 and described in Item 4, the Reporting Person may be deemed to be part of a group. The identity and Item 3 classification of each member of the group is as follows:

Arnhold and S. Bleichroeder, Inc.      Registered Broker-Dealer
                                       and Investment Adviser

Continental Casualty Company           Insurance Company

Goldman, Sachs & Co.                   Registered Broker-Dealer
                                       and Investment Adviser

BEA Associates                         Registered Investment
                                       Adviser

PEC Israel Economic Corporation        Not Applicable

Renaissance Fund LDC                   Not Applicable

Todd Investments Limited               Not Applicable

Stockton Partners L.P.                 Not Applicable

Charles Bronfman Family Trust          Not Applicable

The Kolber Trust                       Not Applicable

S. Daniel Abraham                      Not Applicable